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                                                                    Exhibit 18.a


     February 3, 2000




     Huffy Corporation
     Miamisburg, Ohio


     Ladies and Gentlemen:


     We have audited the consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1999, and have reported thereon under date of February 3, 2000. The aforementioned consolidated financial statements and our audit report thereon are incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 1999. As stated in Notes 1 and 5 to those financial statements, the Company changed its method of accounting for inventory from the last-in first-out (LIFO) method to the first-in first-out (FIFO) method and states that the newly adopted accounting principle is preferable in the circumstances because of FIFO being a better measurement of operating results given the current economic environment of deflation. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

     With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Huffy Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

     Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.



     Very truly yours,





     KPMG LLP